

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

April 24, 2017

<u>Via E-mail</u>
Bruce D. Hansen
Chief Executive Officer
General Moly, Inc.
1726 Cole Blvd., Suite 115
Lakewood, CO 80401

> **Re: General Moly, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 12, 2017**
> **File No. 333-217267**

Dear Mr. Hansen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi J. Regan, Staff Attorney, at (202) 551-3269 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Todd M. Kaye, Esq.
Bryan Cave LLP